Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

January 28, 2014

VIA EDGAR

Ms. Jennifer Gowetski

Senior Counsel

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:	Mattersight Corporation
Amendment No. 1 filed on January 28, 2014 to
Registration Statement on Form S-3 filed on December 31, 2013
File No. 333-193146

Dear Ms. Gowetski:

On behalf of Mattersight Corporation (the “Company”), enclosed for your review is Amendment No. 1 to the Company’s Registration Statement on From S-3 (File No. 333-193146) (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on December 31, 2013. An electronic version of Amendment No. 1 has been filed concurrently with the Commission through its EDGAR system.

Set forth below are the responses of the Company to the Staff’s comments contained in the Staff’s letter to the Company, dated January 16, 2014, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Selling Stockholder, page 5

Comment No. 1

1.	Please tell us whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. Please note that any selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter unless all of the securities being registered on behalf of that broker-dealer were received as compensation for underwriting activities. In addition, be advised that a selling stockholder who is an affiliate of a

Ms. Jennifer Gowetski

January 28, 2014

broker-dealer must be identified in the prospectus as an underwriter, unless the prospectus states, if true, that:

•	the selling stockholder purchased the shares being registered for resale in the ordinary course of business, and

•	at the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please	revise or advise.

Response:

The Company advises the Staff that the Selling Stockholders have indicated to the Company that none are broker-dealers, and one, Goldman Partners, L.P. is an affiliate of a broker-dealer. Goldman Partners, L.P. has indicated that it purchased the shares being registered for resale in the ordinary course of business and at the time of the purchase, Goldman Partners, L.P. did not have any agreements or understandings with any person to distribute the securities.

The Company advises the Staff that it has revised the Selling Stockholder table on page 5 of the Registration Statement to disclose that none of the Selling Stockholders are broker-dealers and to further disclose by footnote that Goldman Partners, L.P. is an affiliate of a broker-dealer, purchased the shares being registered for resale in the ordinary course of business and at the time of the purchase, did not have any agreements or understandings with any person to distribute the securities.

Comment No. 2

Please revise your disclosure to identify the natural persons who have voting and dispositive authority over the common stock offered for resale by IGC Fund VI, LP. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Response:

The Company advises the Staff that it has revised the Selling Stockholder table on page 5 of the Registration Statement to disclose by footnote the natural persons who hold voting and investment power over the shares beneficially owned by IGC Fund VI, L.P.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Ms. Jennifer Gowetski

January 28, 2014

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the responses in this letter or Amendment No. 1, please call me at (312) 558-6061.

Respectfully submitted,

/s/ Arlene K. Lim

Arlene K. Lim

cc: Christine R. Carsen

      Steven J. Gavin